NANOFLEX POWER CORPORATION
17207 N. Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

September 15, 2014

VIA EDGAR AND FEDEX
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	NanoFlex Power Corporation (the “Company” or “NanoFlex”) Amendment No. 1 to Registration Statement on Form S-1 Filed July 30, 2014 File No. 333-193878

Dear Ms. Long:

On behalf of NanoFlex Power Corporation(the “Company” or “NanoFlex”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been revised in response to your comment letters dated August 8, 2014 (the “Comment Letter”). We are providing the Staff with clean and blacklined courtesy copies of Amendment No. 2.

We are also providing from the Company the following response to the Comment Letter. The numbered paragraph below corresponds to the numbered comment in the Comment Letter with the Staff’s comment presented in italics.

Comment #1:

Resale Prospectus
Selling Security Holders, page 10

1.
We note your revised disclosure in response to comment 5 in our letter dated March 10, 2014. We note the language, “Except otherwise disclosed herein . . .” Please delete this language and disclose here, if any, the nature of any position, office, or other material relationship which any of the selling security holders have had within the past three years with the company or any of its predecessors or affiliates. Please state clearly that these selling shareholders are not affiliates.

Response:

NanoFlex has revised the Registration Statement accordingly.

Distribution Prospectus
General

2.
Please note that we view the distribution of shares by GPEC Holdings as a two-part transaction: the distribution of shares to shareholders of GPEC Holdings followed by a distribution by GPEC Holdings’ shareholders into the public market. Therefore, this registration statement should register both transactions and name Nanoflex, GPEC Holdings and all of GPEC Holdings’ shareholders as underwriters (not “may be deemed”). The prospectus should also be revised to state that GPEC Holdings’ shareholders will sell their shares at a fixed offering price and provide the Item 507 of Regulation S-K disclosure for all of the GPEC Holdings’ shareholders.

Response:

NanoFlex has revised the Registration Statement accordingly.

The Offering, page 10
General

3.
Because a representation as to material tax consequences (i.e., distribution may be tax-free) is set forth in the filing, please comply with Item 601(b)(8) of Regulation S-K, which requires opinions on tax matters. If you believe that the distribution is a taxable transaction, no opinion of counsel or accountant is required. Please revise your prospectus accordingly.

Response:

NanoFlex has revised the Registration Statement to reflect that the distribution is a taxable transaction.

Legal Opinion, Exhibit 5.1

4.	Please have counsel revise its legal opinion as follows:

•	revise to opine on the laws of Florida, the registrant’s jurisdiction of incorporation;

•	remove the assumption in subparagraph (iii) on page 2;

•	state that the shares are and will be validly issued, fully paid and non-assessable; and

•
Please remove the statement that the opinion “may be relied upon by the Company” and “may not be relied upon by any other person without our prior written consent” since purchasers of the securities in the offering are entitled to rely on the opinion.

Response:

NanoFlex has revised the Registration Statement accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, By: /s/ Robert J. Fasnacht Name: Robert J. Fasnacht Title: President and Chief Operating Officer

Encl.______________